ETF Opportunities Trust 485BPOS

Exhibit 99(p)(7)

Code of Ethics

Standards of Conduct

The Firm’s policy is to comply with Section 204A of the Advisers Act which requires registered investment advisers to establish, maintain and enforce written policies and procedures designed to prevent the misuse of public information. The SEC adopted Rule 204A-1 which requires all SEC- registered advisers to maintain a code of ethics. The Rule is designed to prevent fraud by reinforcing the fiduciary principles that must govern the conduct of advisory firms and their personnel. Each employee of the Firm must comply with the Firm’s Code of Ethics and Statement on Insider Information (“Code”) which is maintained by the CCO as a separate document.

Commitment to ethical professional conduct is expected of all Geasphere, Inc. employees. This includes, but is not limited to:

1)	Abiding by the spirit and the letter of the laws and regulations applicable to investment advisors;
2)	Protecting the confidentiality of all business & personal information pertaining to our clients’;
3)	Forbidding “insider trading” as described by federal securities laws;
4)	Avoiding conflicts of interest;
5)	Acting with honesty, integrity, competence, dignity, and in an ethical manner when dealing with the public, clients, prospects, employers, and employees.

The failure of any employee to comply with this Code will result in an appropriate disciplinary action.

Abiding by the Laws Applicable to Investment Advisors

All employees, officers, and directors of Geasphere, Inc. must respect and comply with all the laws, rules and regulations of the United States, and the states, counties, cities, and other jurisdictions, in which Geasphere, Inc. conducts its business. Employees, officers, and directors who fail to comply with this Code and applicable laws will be subject to disciplinary measures, up to and including immediate discharge.

Such legal compliance must include, without limitation, compliance with the “insider trading” prohibitions applicable to the company and its employees, officers, and directors. Generally, Geasphere, Inc.’s insider trading policy restricts employees from trading in the securities of any company, if employees have material, non-public information about that company. More detail regarding this policy can be found in the Compliance Manual section entitled “Insider Trading: Policy and Procedures.”

Protection of Material Nonpublic Personal Information

Protecting our clients’ privacy is important to us. In providing investment management services, we collect certain nonpublic personal information about our clients. Our policy is to keep this information strictly confidential, and to use or disclose it only as needed to provide services to our clients, or as permitted by law. Our privacy policy applies equally to our former clients, as well as individuals who simply inquire about the services we offer.

Information We Collect. The nonpublic personal information we maintain about our clients includes what they provide to us when they first open an account, as well as information they communicate to us regarding their account at any other time. This information may include, but is not limited to their name, address, social security number, employment, investment objectives, financial circumstances, account transactions and investment holdings.

Information We Disclose. We only disclose nonpublic information about a client to outside firms that provide necessary services for the client account, such as the account custodian, broker-dealer, or as authorized by our clients or required by law.

How We Safeguard Information. We restrict access to nonpublic personal information about our clients to those persons who have a need to know it or who are permitted by law to receive it. We maintain physical, electronic, and procedural safeguards to protect the confidentiality of our clients’ information. To ensure that employees understand the importance of these safeguards, every employee must read, sign, and retain the privacy policy statement, entitled “Privacy Policy: Employee Agreement.”

More information regarding how we protect our clients’ personal information can be found in the Compliance Manual sections entitled, “Privacy Policy” and “Security of Personal Data.”

Personal Securities Trading Policy and Procedures

Geasphere, Inc. forbids any officer, director, or employee from trading, either personally or on behalf of others, on material nonpublic information or communicating material nonpublic information to others in violation of the law. This conduct is frequently referred to as “insider trading.” Geasphere, Inc.’s policy applies to every officer, director and employee and extends to activities within and outside their duties at Geasphere, Inc. Every officer, director and employee must read, sign, and retain the personal securities trading policy statement, entitled “Policy and Procedures for Preventing Insider Trading.” (See the Compliance Manual section entitled “Insider Trading: Policy and Procedures.”)

The personal trading procedures were established to aid the officers, directors, and employees of Geasphere, Inc. in avoiding insider trading, and to aid the firm in preventing, detecting, and imposing sanctions against insider trading.

The trading of ETFs, as well as individual stocks, closed-end investment companies, non-government bonds and stock options (but not index options) must be monitored for all employees and other workers closely affiliated with Geasphere, Inc. (if any).

The personal trading policies and procedures are as follows:

1)	All trades of stocks, non-government bonds, ETFs, closed-end investment companies and stock options by employees or workers at Geasphere, Inc. must be reported within ten days of the trade. However, buying and selling money market instruments including money market funds, CD’s and Treasury bills need not be reported. This requirement may be satisfied by sending duplicate confirmations of such trades to the firm.

2)	In the event that Geasphere, Inc. purchases stocks, non-government bonds, ETFs, or closed- end investment companies for any of its clients, Geasphere, Inc. employees may not purchase the same securities for their personal accounts. These black out restrictions do not apply to any stocks, non-government bonds, ETFs or closed-end funds that are held in employee accounts managed by Geasphere, Inc.

3)	If a client transfers stocks, non-government bonds, ETFs, or closed-end funds to his or her managed account which are also held by one or more employees of Geasphere, Inc. at the time of transfer, the Geasphere, Inc. employee holding these securities may not sell them on the same day they are sold for the client. In addition, employees may not buy additional shares of such securities so long as they are held in any account managed by Geasphere, Inc. These restrictions do not apply to any stocks, non-government bonds, ETFs or closed-end funds that are held in employee accounts managed by Geasphere, Inc.

4)	The firm requires all employees to provide periodic duplicate statements and confirms sent directly to Geasphere from the brokerage firm of its employees. These statements will be used to independently verify employees’ transactions and compliance with the above rules and restrictions regarding personal trading activity.

5)	Employees must also submit an initial statement for the month end prior to the first day of employment. These initial and periodic statements will be reviewed and archived.

6)	As part of ongoing Compliance Training, Geasphere will remind its employees of their responsibilities to (1) avoid insider trading and (2) promptly report all personal transactions to the Firm no later than ten days after the end of each quarter.

More detail regarding the Geasphere, Inc. Personal Trading Policy and Procedures can be found in the Compliance Manual section entitled “Insider Trading: Policy and Procedures.”

Conflicts of Interest

We seek to avoid conflicts of interest wherever possible and, if not possible, we shall disclose potential conflicts of interest to the appropriate person or persons. Geasphere, Inc. avoids the following potential conflicts of interest:

Soft Dollar Commissions

Geasphere, Inc. does not participate in Soft Dollar Arrangements. If this should change in the future, appropriate policies and procedures will be drafted.

Gifts Policy

Geasphere Employees are prohibited from accepting any gift, service or other items of value exceeding two hundred and fifty dollars (“$250”) within a calendar year from any person or entity that does business with Geasphere. Furthermore, Geasphere Employees may not give or offer any gift, service, or other item that exceeds a value of two hundred and fifty dollars ($250) within a calendar year to existing clients, prospective clients, or any entity that does business with or on behalf of Geasphere without prior written approval. Under no circumstance may cash or cash equivalents be given or accepted as a gift to or from a client, prospective client, or any entity that does business with or on behalf of Geasphere.

Each quarter, Geasphere Employees must complete and submit a quarterly Gift and Entertainment Report that discloses any gift given to or received from an existing client, prospective client, or any entity that does business with or on behalf of Geasphere. The Geasphere shall review the Gift and Entertainment Report to ensure compliance with the Code. The Firm shall retain all Quarterly Gift and Entertainment Reports in accordance with Firm recordkeeping policy.

Entertainment Policy

Geasphere Employees are prohibited from providing or accepting extravagant or excessive entertainment to or from a client, prospective client, or any person or entity that does or seeks to do business with Geasphere. Geasphere Employees may provide or accept a business entertainment event, such as dinner or a sporting event, of reasonable value, if the person or entity providing the entertainment is physically present.

Each quarterly, Geasphere Employees must complete and submit a Quarterly Gift and Entertainment Report that discloses any entertainment provided to or accepted from an existing client, prospective client, or any entity that does business with or on behalf of Geasphere that exceeded a value of five hundred dollars (“$500”). The Firm shall review each Quarterly Gift and Entertainment Report to ensure compliance with the Code. The Firm shall retain all Quarterly Gift and Entertainment Reports in accordance with Firm recordkeeping policy.

Political Contributions Policy

New Geasphere Employees are required to disclose all political contributions they have made within the last 6 months prior to commencement of employment. In addition, all future political contributions must be pre-approved by Geasphere. employees are also required to complete a Political Contribution attestation on a quarterly basis.

Outside Business Activities

Geasphere personnel are expected to devote their full time to Geasphere’s interests during regular hours of employment and during other hours when needed. Geasphere personnel who seek outside employment or to engage in outside business activities, whether paid or unpaid, must receive prior approval from the Firm before engaging in any such activity by submitting an Outside Business Activity Request Form. An Outside Business Activity is defined as any business activity that is not directly related to your employment with the Firm, whether or not compensation is received, excluding passive investments and non-investment-related activity that is exclusively charitable, civic, religious, or fraternal and is recognized as tax exempt. No outside business activity that reasonably poses or creates a real or perceived conflict of interest or might otherwise interfere with an employee’s regular duties or his or her working effectiveness will be approved.

Upon review of each Outside Business Activity Request Form, the Firm shall either approve or deny the request. If the Firm approves the request despite an actual or potential conflict with the Code, a rational for the approval will be memorialized. The Firm shall maintain all Outside Business Activity Request Forms in accordance with Firm recordkeeping policy.

Conflicts of Interest Regarding Eduard

As President and Chief Compliance Officer, there is an inherent conflict of interest with regards to Eduard reviewing his own personal trade activity review, outside business activity approval, and gifts and entertainment review. To avoid the actual or appearance of conflicts of interest, Compliance Risk Concepts (“CRC”), Geasphere’s third-party compliance consulting firm will conduct the periodic reviews of all of Eduard’s brokerage statements, outside business activities and gifts and entertainment reporting. s CRC will provide written acknowledgement of review of all of Eduard’s statements and attestations. Geasphere will maintain the documentation according to the books and records policy found herein.

Business Philosophy

Geasphere, Inc. employees shall act with honesty, integrity, competence, dignity, and in an ethical manner when dealing with the public, clients, prospects, employers, and other employees.

Consequences of Violating the Code of Ethics

The failure of any employee of the Company to comply with this Code will result in disciplinary action which, depending on the seriousness of the matter, may include reprimand, probation, suspension, demotion, or dismissal, and possible civil or criminal action including reporting the unethical behavior to the appropriate authorities. Disciplinary measures will apply to supervisors and senior executives who condone questionable, improper, or illegal conduct by those employees reporting to them or who fail to take appropriate corrective action when such matters are brought to their attention, or who allow unethical or illegal conduct to occur because of their inattention to supervisory responsibilities.

Every employee of Geasphere, Inc. must sign and date a copy of this document in the space provided at the bottom of these pages. This signed copy will be maintained in each employee’s file.